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3/8

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG WEALTH MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___20815 N CAVE CREEK ROAD_____

(No. and Street)

___PHOENIX_____ AZ_____ 85024-4481_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___JACK BILTIS_____ 623-792-9300_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___SCHUMANN, ADRIANO AND COMPANY_____

(Name – if individual, state last, first, middle name)

___2432 WEST PEORIA AVE, SUITE 1282_____ PHOENIX_____ AZ_____ 85029_____

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DD 3/9/13



13013881

OATH OR AFFIRMATION

I, JACK BILTIS _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TAG WEALTH MANAGEMENT, LLC _____ , as

of DECEMBER 31 _____, 20 12 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_2·25·13_

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG WEALTH MANAGEMENT, LLC
Financial Statements
December 31, 2012



SCHUMANN, ADRIANO & COMPANY

TAG WEALTH MANAGEMENT, LLC
Financial Statements
December 31, 2012

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report

February 25, 2013

The Board of Directors
TAG Wealth Management, LLC

We have audited the accompanying statement of financial condition of TAG Wealth Management, LLC.(the Company), as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAG Wealth Management, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The Information in Schedules I and II has been subjected to the auditing procedures applied in the audit of and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Schumann, Adriano & Company, PLLC

February 25, 2013

TAG WEALTH MANAGEMENT LLC
Statement of Financial Condition
12/31/2012

Assets

Cash and cash equivalents	$	12,776
Other assets		2,771
Total Assets	$	15,547

Liabilities

Accrued liabilities	$	1,000
Total Liabilities		1,000

Equity

Members' Equity	$	14,547
Total Liabilities and Equity	$	15,547

TAG WEALTH MANAGEMENT LLC
Statement of Income
For the Year Ended 12/31/2012

Revenues

Consulting income	$	72,000
Total Revenues		72,000

Expenses

Compliance	27,437
Regulatory fees and expenses	6,257
Management fees	40,125
Other expenses	1,505
Total Expenses	75,324
Net Loss	(3,324)

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT LLC
Statement of Cash Flows
For the Year Ended 12/31/2012

Cash flows from operating activities		
Net loss	$	(3,324)
Adjustments to reconcile net income to net cash used in operating activities:		
FINRA Deposit Account: Daily		(76)
FINRA Deposit Account: Renewal		(2,695)
Accrued Liability		1,000
Net cash used in operating activities		(5,095)
Cash flows provided by financing activities		
Contributions: Biltis Trust		17,856
Contributions: Meshugena		15
Net cash provided by financing activities		17,871
Net Cash Increase for Period		12,776
Cash and cash equivalents at end of year	$	12,776

The accompanying notes are an integral part of these financial statements.

TAG Wealth Management LLC
Statement of Changes in Members Equity
For the Year Ended 12/31/2012

	Members Contributions	Members Equity	Total
Balance, January 1, 2012	-	-	-
Contributed Capital	$17,871	-	$17,871
Net Loss for the twelve months ended 12/31/12	-	($3,324)	($3,324)
Balance. 12/31/12	$17,871	($3,324)	$14,547

The accompanying notes are an integral part of these financial statements.

1. Summary of significant accounting policies

a. Basis of presentation

TAG Wealth Management, LLC is licensed to conduct business as a securities broker-dealer in Phoenix, Arizona. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For the year ended December 31, 2012, there was no difference between the Company's net income and comprehensive income.

b. Statement of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

c. Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2012, open federal tax years include the tax year ended December 31, 2012.

The Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

d. Revenue recognition

Consulting income is recorded in the period services are rendered.

2. Corporate Reorganization

As of January 2012, the Company has been reorganized from TAG Wealth Management, Inc. a Delaware C Corporation (the name of that entity was changed from Diamond Bay Securities Corporation in September 16, 2011 without reincorporation) into TAG Wealth Management, LLC an Arizona Limited Liability Company. This was accomplished through an asset sale where all of the assets and liabilities of the predecessor company were taken over.

3. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $11,776, which was $6,776 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

4. Concentrations

Substantially all of the Company's income for the year ended December 31, 2012 was derived from a consulting contract with a single related party.

5. Related party transactions

Included in the revenues is consulting income with related party totaling $72,000 for the year ended December 31, 2012.

The Company also pays fees in relation to the use of facilities, equipment and personnel. The fees paid to the related party for these services for the year ended December 31, 2012 were $39,000.

6. Subsequent events

The company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I
TAG Wealth Management LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of 12/31/2012

Net Capital		
Total Owner's equity		$ 14,547
Non-allowable assets		
Other assets	2,771	
Total deductions		2,771
Net capital before deductions on securities positions		11,776
Deductions		
Securities		
		$ -
Net capital		$ 11,776
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 1,000
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 67
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 6,776
Excess net capital at 1000%		$ 11,676
Ratio: Aggregate indebtedness to net capital		.08 to 1

TAG Wealth Management LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of 12/31/2012

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	11,776
Net capital per audit report	$	11,776

Schedule II

TAG WEALTH MANAGEMENT, INC.
As of December 31, 2012

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company currently has no securities transactions with clients. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserves requirements for brokers and dealers.

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann

Charles M. Adriano, CPA

Shayne P. Theobald

Scott R. Gastineau, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of TAG Weatlth Management LLC.

20815 N. Cave Creek Rd.
Phoenix, AZ 85024

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012 which were agreed to by TAG Weatlth Management, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating TAG Weatlth Management, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TAG Weatlth Management, LLC.'s management is responsible for the TAG Weatlth Management, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check numbers 10086, 10087 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger and the company's quarterly income and expense summary worksheet, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, the quarterly income and expense summary worksheet, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2013

Schumann Adriano & Company

Schumann, Adriano & Company, P.L.L.C.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
014485   FINRA   DEC
TAG WEALTH MANAGEMENT LLC     19*19
20815 N CAVE CREEK RD
PHOENIX AZ 85024-4481
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _180.00_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_105.00_)

   _7-18-12_
   Date Paid   + 67.80

   C. Less prior overpayment applied   (_0_)

   D. Assessment balance due or (overpayment)   _7.20_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _0_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _7.20_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _7.20_

   H. Overpayment carried forward $(_0_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TAG Wealth Management, LLC
(Name of Corporation, Partnership or other organization)

HSM
(Authorized Signature)

Dated the _11_ day of _Feb_ , 20_13_.

President
(Title)

This form and the assessment payment Is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions: _____

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __72000.00__

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining Item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       _____ _____

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   _____

2d. SIPC Net Operating Revenues $ __72000.00__

2e. General Assessment @ .0025 $ __180.00__

(to page 1, line 2.A.)

2

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
TAG Wealth Management, LLC

In planning and performing our audit of the financial statements of TAG Wealth Management, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditor's Report on Internal Control Structure Required by
SEC Rule 17a-5, continued

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. As the Company has not yet began performing securities transactions, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
February 25, 2013